Exhibit 21.1

SUBSIDIARIES OF WIRELESS TELECOM GROUP, INC.

ENTITY NAME	COUNTRY OR STATE OF INCORPORATION/FORMATION

Boonton Electronics Corp.	New Jersey
Microlab/FXR, LLC	New Jersey
Wireless Telecommunications, Ltd.	United Kingdom and Wales
Holzworth Instrumentation, Inc.	Colorado